Exhibit 99.2

PRESS RELEASE | NASDAQ: IPX | ASX: IPX October 21, 2024

Not for release to US wire services or distribution in the United States

IPERIONX COMPLETES A$100 MILLION PLACEMENT

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) is pleased to announce that it has received firm commitments for a placement of 31,250,000 new fully paid ordinary shares at an issue price of A$3.20 per share (New Shares) to raise gross proceeds of A$100 million (approximately US$67 million) before costs (Placement).

Proceeds from the Placement will be applied to Virginia titanium production campus expansions (including studies, equipment and working capital), ongoing Virginia development and operations, acquisition of intellectual property, and for general working capital and corporate purposes.

Executive Chairman of IperionX, Mr. Todd Hannigan, has subscribed for 593,750 New Shares to raise A$1.9 million (approximately US$1.3 million) under the Placement, subject to shareholder approval.

The issue price of A$3.20 per New Share represents a 7.2% discount to the last closing price of A$3.45.

As a result of the planned participation by a Director in the Placement will be completed in two tranches as follows:

(a)	30,656,250 New Shares will be issued on or about Friday, 25 October 2024 under Listing Rule 7.1; and

(b)
593,750 New Shares will be issued to Executive Chairman of IperionX, Mr. Todd Hannigan, subject to shareholder approval to be sought at a General Meeting of the Company’s shareholders. A notice of meeting will be sent to shareholders shortly to approve Mr. Hannigan’s participation.

Petra Capital Pty Limited acted as Sole Bookrunner and Joint Lead Manager, and Bell Potter Securities Limited acted as Joint Lead Manager to the Placement.

This announcement has been authorized for release by the Board of Directors.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

Not an offer in the United States

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

North Carolina 129 W Trade Street, Suite 1405 Charlotte, NC 28202	Tennessee 279 West Main Street Camden, TN 38320	Virginia 1092 Confroy Drive South Boston, VA 24592	Utah 1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.